Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of Common shares of Central Fund of Canada Limited (hereinafter called the “Corporation”) will be held at the offices of Parlee McLaws LLP, 3300 TD Canada Trust Tower, 421-7th Avenue S.W., Calgary, Alberta on Monday, the 22nd day of February, 2016 at the hour of 10:30 a.m. (Mountain Standard Time) for the following purposes:

(a)	To receive the financial statements of the Corporation for the year ended October 31, 2015 together with the Auditors’ report thereon;

(b)	To elect seven Directors;

(c)	To re-appoint Ernst & Young LLP as Auditors and to authorize the Board of Directors to fix their remuneration;

(d)	To consider and, if thought fit, to confirm By-law No. 3 of the By-laws of the Corporation, being a By-law requiring that certain advance notice requirements be followed in connection with nomination of a Director by a holder of Common shares of the Corporation (the “Advance Notice By-law”); and

(e)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Although all holders of record of Class A non-voting shares and of Common shares are entitled to notice of the Meeting, only holders of Common shares are entitled to vote thereat. Holders of Class A shares, being entitled to notice of the Meeting, who wish to review the Information Circular for the Meeting, can find it at www.SEDAR.com or on the Corporation’s website at www.centralfund.com

Any holder of Common shares who is unable to be present at the Meeting is requested to complete, date and sign the enclosed blue form of proxy for delivery to CST Trust Company no later than 12:30 p.m. (Eastern Standard Time) on Thursday, February 18, 2016 or, in the case of an adjournment or postponement, no later than 48 hours (excluding Saturday, Sunday and a statutory holiday) before the reconvened Meeting. A self-addressed envelope is enclosed for your convenience in replying.

Beneficial (non-registered) holders of Common shares should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to procedures to be followed for voting.

DATED this 8th day of January, 2016

BY ORDER OF THE BOARD

“J. S. Elder”

JOHN S. ELDER, Q.C.
Secretary